UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

FIFTH SEASON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

31679Q107
(CUSIP Number)

Huilian Song
C-22, Shimao Plaza, 9 Fuhong Lu,
Futian District, Shenzhen 518033
People’s Republic of China
(86) 755 8367 9378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

HUILIAN SONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE UNITED STATES OF AMERICA
NUMBER OF	7.	SOLE VOTING POWER	1,661,422
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	13,808,578(1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	1,661,422
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	13,808,578(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,470,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%(2)

14.	TYPE OF REPORTING PERSON

IN

__________________
(1) Includes 13,808,578 shares of common stock held by Power Guide Investments Limited (“Power Guide”), an entity owned and controlled by the Reporting Person. On March 31, 2011, Power Guide originally acquired 68,000,000 shares of the Issuer’s common stock in connection with a share exchange transaction, which accounted 17% of the Issuer’s common stock at the time. On November 2, 2011, Power Guide subsequently disposed of an aggregate of 54,191,422 shares, and the Reporting Person acquired 1,661,422 shares of the Issuer’s common stock, resulting in an aggregate balance of 15,470,000 shares representing 3.9% of the Issuer’s issued and outstanding common stock to date.
(2) Based on 399,999,847 shares of the Issuer’s common stock issued and outstanding.

Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS

POWER GUIDE INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE BRITISH VIRGIN ISLANDS
NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8.	SHARED VOTING POWER
EACH
REPORTING		13,808,578(1)
PERSON WITH	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

13,808,578
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,808,578
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.45%
14.	TYPE OF REPORTING PERSON

CO

(1) The Reporting Person is an entity owned and controlled by Ms. Huilian Song. On March 31, 2011, the Reporting Person originally acquired 68,000,000 shares of the Issuer’s common stock in connection with a share exchange transaction, which accounted 17% of the Issuer’s common stock at the time. On November 2, 2011, the Reporting Person disposed of an aggregate of 54,191,422 shares of the Issuer’s common stock, resulting in an aggregate balance of 13,808,578 shares representing 3.45% of the Issuer’s issued and outstanding common stock to date.

Page 3 of 5 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.00001 per share (the “Common Stock”) of Fifth Season International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China.

The Reporting Persons named in Item 2 below are hereby jointly filing this Statement because due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. The reporting persons have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit 2.

Item 2. Identity and Background.

(a)          This statement is filed by the persons set forth below, each shall hereinafter be referred to as (the “Reporting Persons”):

(i)

Huilian Song, a natural person and citizen of the United States of America, doing business at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, the People’s Republic of China, and whose principal occupation is as Manager of one of the Issuer’s subsidiaries.

(ii)

Power Guide Investments Limited is an investments holding company formed in the British Virgin Islands, and doing business at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, the People’s Republic of China.

(b)          The business address of the Reporting Persons is disclosed at Item 2(a) above.

(c)          The principal occupation of the Reporting Persons is disclosed at Item 2(a) above.

(d)-(e)    During the last five years, the Reporting Persons have not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of the Reporting Persons is disclosed at Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2011, Power Guide Investment Limited (“Power Guide”), an entity owned and controlled by Ms. Song, received 68,000,000 shares of the Issuer’s Common Stock pursuant to a share exchange agreement, by and among the Issuer, The Fifth Season (Hong Kong) International Group Limited (“Fifth Season HK”) and its shareholders, Mr. Shaoping Lu, Ms. Chushing Cheung and Power Guide (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, Power Guide received 68,000,000 shares of the Issuer’s Common Stock in exchange all of its equity interests of Fifth Season HK. Ms. Song owns and controls Power Guide and may be deemed to beneficially own the same securities directly held by Power Guide.

On November 2, 2011, Power Guide disposed of an aggregate of 54,191,422 of its shares and has 13,808,578 shares remaining. On the same date Ms. Song received 1,661,422 additional shares of the Issuer’s Common Stock from Ms. Chushing Cheung.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          For purposes of Rule 13d-3 promulgated under the Act, the Reporting Persons originally beneficially owned and controlled 68,000,000 shares of the Issuer’s Common Stock, representing 17% of the Issuer’s common stock at the time. The Reporting Persons subsequently disposed of an aggregate of 54,191,422 shares on November 2, 2011 and the remaining 15,470,000 shares of the Issuer’s Common Stock account for only 3.9% of the Issuer’s issued and outstanding common stock to date (based on 399,999,847 shares of Common Stock outstanding as of November 18, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2011).

(b)          Ms. Song has sole voting and dispositive power over the 1,661,422 shares of the Issuer’s Common Stock that are directly and beneficially owned by her and shared voting and dispositive power over the 13,808,578 shares of the Issuer’s Common Stock that are directly owned by Power Guide, an entity owned and controlled by her. Power Guide has shared voting and dispositive power over the 13,808,578 shares of the Issuer’s Common Stock that are held by Power Guide. The Reporting Persons do not own any other securities of the Issuer.

(c)          Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          On November 2, 2011, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 2 of 4 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated October 12, 2010, among the Issuer, Fifth Season HK and its shareholders, Mr. Shaoping Lu, Ms. Chushing Cheung and Power Guide Investment Limited, a Hong Kong company [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 18, 2010].

Exhibit 2	Joint Filing Agreement, February 8, 2012, by and between Power Guide Investments Limited and Ms. Huilian Song.

Page 3 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Huilian Song
Huilian Song

POWER GUIDE INVESTMENTS LIMITED

By: /s/ Huilian Song
Name: Huilian Song
Title: Director

Page 4 of 4 Pages